                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)/1/

                             ---------------------

                      ECHOSTAR COMMUNICATIONS CORPORATION
                ----------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)


                                  282-762-109
                -----------------------------------------------
                                (CUSIP Number)


                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
                -----------------------------------------------
                                with copies to:

                            Joel I. Papernik, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 2, 1999
                ----------------------------------------------
            (Date of event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

________________________

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              Page 1 of 50 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The News Corporation Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Australia, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,510,584

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,510,584

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,510,584

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

____________________

/1/ Based on 108,628,192 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of EchoStar Communications Corporation ("EchoStar") outstanding on October 28, 1999 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1999 (the "Form 10-Q"). Considering the 16,510,584 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 4,101,880 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 19.0%. As reported in the Form 10-Q, there were outstanding 119,217,604 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 7.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 1.3% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).


                              Page 2 of 50 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      News America Incorporated/13-3249610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,510,584

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,510,584

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,510,584

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

___________________

/1/ Based on 108,628,192 shares of Class A Common Stock of EchoStar outstanding on October 28, 1999 as reported in the Form 10-Q. Considering the 16,510,584 shares of Class A Common Stock held by NAI, together with the 4,101,880 shares of Class A Common Stock held by MCI, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership would be approximately 19.0%. As reported in the Form 10-Q, there were outstanding 119,217,604 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 7.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 1.3% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).


                              Page 3 of 50 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      K. Rupert Murdoch
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,510,584

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,510,584

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,510,584

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

________________

/1/ Based on 108,628,192 shares of Class A Common Stock of EchoStar outstanding on October 28, 1999 as reported in the Form 10-Q. Considering the 16,510,584 shares of Class A Common Stock held by NAI, together with the 4,101,880 shares of Class A Common Stock held by MCI, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership would be approximately 19.0%. As reported in the Form 10-Q, there were outstanding 119,217,604 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 7.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 1.3% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).


                              Page 4 of 50 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                      ECHOSTAR COMMUNICATIONS CORPORATION


                            Introductory Statement
                            ----------------------

     This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of EchoStar Communications Corporation, a Nevada corporation ("EchoStar"). This Amendment amends and supplements (i) the Statement originally filed with the Securities and Exchange Commission (the "SEC") by the "Reporting Persons" (as defined herein) on December 10, 1998 and
(ii) Amendment No.1 to the Statement ("Amendment No. 1") filed by the Reporting Persons on July 1, 1999.

     On June 24, 1999, The News Corporation Limited ("News Corporation"), MCI Telecommunications Corporation ("MCI"), American Sky Broadcasting, LLC ("ASkyB") and EchoStar consummated the transactions previously described in the Statement. On such date, pursuant to (i) the Purchase Agreement, dated as of November 30, 1998, among ASkyB, News Corp, MCI and EchoStar (the "Purchase Agreement") and
(ii) the letter agreement, dated November 30, 1998, among Charles W. Ergen, EchoStar, ASkyB, News Corporation and MCI (the "Letter Agreement" and collectively with the Purchase Agreement, the "Acquisition Agreements"), News America Incorporated ("NAI"), a wholly-owned subsidiary of News Corporation, acquired an aggregate of 6,891,096 shares of EchoStar's Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits).

                              Page 5 of 50 Pages

     On December 8, 1999, pursuant to an Underwriting Agreement, dated December 2, 1999, between EchoStar, NAI, MCI Worldcom Network Services, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated, Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting severally on behalf of themselves and the several underwriters named therein (the "Underwriters") (the "Underwriting Agreement"), the Reporting Persons sold 11,053,800 shares of Class A Common Stock at $71 per share, less an underwriter's commission of $1.9525 per share and offering expenses of $222,658.48, yielding aggregate net proceeds of $763,014,597.10. In conjunction with the closing, NAI paid approximately $54,311,000 to EchoStar for amounts due under the Satellite Contracts (as defined in the Purchase Agreement).

     The descriptions of, and references to, the Acquisition Agreements, the Underwriting Agreement and other agreements and documents filed as Exhibits to this Statement are qualified in their entirety by reference to the complete texts of such agreements and documents.

Item 2. Identity and Background.
        -----------------------

        Item 2 is hereby amended and restated to read in its entirety as follows:

        This statement is being filed by (i) News Corporation, a South Australia, Australia corporation, with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) NAI, a Delaware corporation and a subsidiary of News Corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York, 10036, and
(iii) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035. News Corporation, NAI, and K. Rupert Murdoch are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in
Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

                              Page 6 of 50 Pages

     News Corporation is one of the world's largest media companies with total assets as of December 31, 1998 of approximately US $36 billion and total annual revenues of approximately US $14 billion. News Corporation's diversified global operations in the United States, Canada, the United Kingdom, Australia, Latin America and the Pacific basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of various popular online services.

     NAI is a company 100% owned by News Corporation through certain intermediaries. NAI is the principal subsidiary of News Corporation in the United States and whose affiliates and subsidiaries conduct a substantial portion of the United States activities of News Corporation.

     K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Publishing Australia Limited ("NPAL"), a holding company 100% of which is owned by News Corporation directly and through certain intermediaries; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of NAI; a director of TVG Holdings, Inc., a wholly-owned subsidiary of NPAL; a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; Chairman and a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; director, Chairman and Chief Executive Officer of Fox Entertainment Group, Inc., an indirect subsidiary of News Corporation principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming; and a director of Fox Family Worldwide, Inc., a subsidiary of Fox Entertainment Group, Inc. which is an integrated family and children's entertainment

                              Page 7 of 50 Pages
company that develops, acquires, produces, broadcasts and distributes live-action and animated family and children's television programming on a global basis.

     Approximately 30% of the voting stock of News Corporation is owned by (i) Mr. Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

     During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and restated to read in its entirety as follows:

          EchoStar, News Corporation, ASkyB and MCI entered into the Purchase Agreement with respect to the acquisition of 30,000,000 shares of Class A Common Stock, subject to adjustment./1/ Pursuant to the Purchase Agreement, NAI acquired 6,891,096 shares of Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits) (the "ASkyB Shares")/2/, and MCI acquired


__________________

/1/ The amount Class A Common Stock actually issued was reduced to 8,603,116 shares pursuant to Section 2 (a)(ii) of the Purchase Agreement.

/2/ Pursuant to Section 2 (a)(i)(A) of the Purchase Agreement, ASkyB designated NAI to acquire the ASkyB Shares.

                              Page 8 of 50 Pages

1,712,020 shares of Class A Common Stock (6,848,080 shares of Class A Common Stock after subsequent stock splits) (the "MCI Shares," and together with the ASkyB Shares, the "Shares"). On December 8, 1999, pursuant to the Underwriting Agreement, the Reporting Persons sold 11,053,800 shares of Class A Common Stock at $71 per share, less an underwriter's commission of $1.9525 per share and offering expenses of $222,658.48, yielding aggregate net proceeds of $763,014,597.10. In conjunction with the closing, NAI paid approximately $54,311,000 to EchoStar for amounts due under the Satellite Contracts (as defined in the Purchase Agreement).

     The Reporting Persons acquired beneficial ownership of the securities for the purpose of investment. Subject to the Acquisition Agreements and the other agreements referenced in Item 6 below, the Reporting Persons intend to continuously review their investment in EchoStar, and may in the future determine to (i) acquire additional securities of EchoStar, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of EchoStar owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, EchoStar's financial condition, business, operations and prospects, other developments concerning EchoStar and the satellite business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of EchoStar. See Item 6.

     The resale of the Shares has been registered pursuant to a Registration Statement on Form S-3, which was declared effective by the SEC on October 29, 1999.

                              Page 9 of 50 Pages

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of EchoStar or the disposition of securities of EchoStar; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EchoStar or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries; (d) any change in the Board of Directors or management of EchoStar, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of EchoStar; (e) any material change in the present capitalization or dividend policy of EchoStar; (f) any other material change in EchoStar's business or corporate structure; (g) changes in EchoStar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person; (h) a class of securities of EchoStar being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          On June 24, 1999, by virtue of the consummation of the transactions contemplated by the Purchase Agreement, NAI became the direct beneficial owner of 6,891,096 shares of Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits). On December 8, 1999, pursuant to the Underwriting Agreement, NAI sold 11,053,800 shares of the Class A Common Stock at $71 per share. After such sale, NAI was the direct beneficial owner of 16,510,584 shares of Class A Common Stock. Each of News Corporation and K. Rupert Murdoch may be deemed to be indirect beneficial owners of such shares. Based upon the number of shares of Class A Common Stock

                              Page 10 of 50 Pages
and Class B Common Stock reflected as outstanding as of October 28, 1999 in EchoStar's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (the "Form 10-Q"), the shares of EchoStar's securities beneficially owned by the Reporting Persons represent approximately 15.2% of the Class A Common Stock (approximately 7.2% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 1.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held, and the holders of Class B Common Stock are entitled to ten votes for each share of the Class B Common Stock held.

     To the Reporting Persons' knowledge, MCI is the direct beneficial owner of 4,101,880 shares of Class A Common Stock. Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of October 28, 1999 in the Form 10-Q, the shares of EchoStar's securities beneficially owned by MCI represent approximately 3.8% of the Class A Common Stock (approximately 1.8% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 0.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock.

     Subject to the Letter Agreement, the Reporting Persons have the sole power to vote the ASkyB Shares. See Item 6 below.

     Except as described above, no transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceding the date hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Item 6 is hereby amended and restated to read in its entirety as follows:

          In conjunction with the purchase of the Shares, EchoStar, ASkyB, MCI, News Corporation and Charles W. Ergen entered into the Letter Agreement. Pursuant to the Letter Agreement, each of News

                              Page 11 of 50 Pages

Corporation and MCI agreed that, for a period of five years after the closing date of the transactions contemplated by the Purchase Agreement, it will not:
(i) attempt to influence voting of EchoStar securities (such as through a solicitation of proxies or election contest); (ii) participate in any way in a "group" within the meaning of section 13(d)(3) of the Exchange Act, with respect to EchoStar securities; (iii) otherwise act to control or influence the management, Board of Directors, or affairs of EchoStar or its affiliates; (iv) deposit the securities of EchoStar in a voting trust or similar arrangement; (v) initiate, or induce another to initiate, a tender offer or shareholder proposal with respect to EchoStar or its affiliates; or (vi) enter into any negotiation or arrangement with any third party with respect to any of the above.

     Further, each of News Corporation and MCI agreed that for a period of five years it will: (i) with respect to the election of directors of EchoStar, vote in the manner recommended by the board of directors of EchoStar; and (ii) with respect to any other stockholder action, vote as recommended by the Board of Directors, or abstain from voting. The restrictions set forth in section (ii) in the preceding sentence shall not apply to News Corporation or MCI as to actions which would discriminate against (A) the holders of Class A Common Stock vis a vis holders of any other class of EchoStar's equity securities or (B) News Corporation or MCI vis a vis any other holder of EchoStar's equity securities.

     Under Section 9(m) of the Purchase Agreement, NAI and MCI (the "Buyers") must abide by transfer restrictions relating to the Shares purchased by each of them. Under the terms of the Purchase Agreement, the Buyers could not, directly or indirectly, sell, transfer or otherwise dispose of any interest in the Shares in an amount not to exceed 10% of such Shares until all amounts due under the Satellite Contracts (as defined therein) were paid. Upon the closing of the sale of the Shares described herein, such amounts were paid and the restriction lapsed. In addition to the foregoing, during the two-year period after the closing under the Purchase Agreement, dispositions may be made by the Buyers in an amount not to exceed for each 365-day period thereafter one-third of the Shares; provided, however, that

                              Page 12 of 50 Pages
any Shares permitted to be sold, but not sold, during the first 365-day period shall be added to the number of Shares permitted to be sold during the second 365-day period; and provided further that the Buyers, pursuant to a firm commitment underwritten public offering pursuant to an effective registration statement, may make a disposition of Shares in an amount not to exceed (x) the difference between 50% of the Shares issued to the Buyers and the number of Shares disposed of by the Buyers during the first 365-day period or (y) the difference between 80% of the Shares issued to the Buyers and the number of Shares disposed of by the Buyers during the first and second 365-day periods. From the date that is two years after the closing date under the Purchase Agreement, the Buyers may make dispositions freely, subject to applicable law. Notwithstanding any of the above, the Buyers have the right to transfer any of their Shares to a direct or indirect wholly-owned subsidiary of either MCI or News Corporation.

     On December 2, 1999, MCI and NAI entered into the Underwriting Agreement in connection with the sale of an aggregate of 13,800,000 shares of Class A Common Stock. Pursuant to Section 8 of the Underwriting Agreement, MCI and NAI will each indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, and contribute to payments an indemnified party may be required to make in respect of such liabilities. In addition, pursuant to the Underwriting Agreement, NAI and MCI each entered into a lock-up agreement with EchoStar and the Underwriters for a period of 180 days whereby they each agreed not to transfer or dispose of any shares of EchoStar's capital stock or enter into certain other transactions without the consent of EchoStar and Donaldson, Lufkin and Jenrette Securities Corporation.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended and restated to read in its entirety as follows:

           Document                                              Exhibit No.
           ------------------------------------------------     -------------
           Purchase Agreement, dated as of November                 99.1
           30, 1998, by and among ASkyB, News
           Corporation, MCI and EchoStar (filed with the original filing of the Statement on Schedule
           13D).

           Amendment No.1 to Purchase Agreement,                    99.2
           dated June 23, 1999 (filed with Amendment
           No. 1).

                              Page 13 of 50 Pages

           Letter Agreement, dated November 30, 1998,               99.3
           by and among Charles W. Ergen, EchoStar,
           ASkyB, News Corporation and MCI. (filed
           with the original filing of the Statement on
           Schedule 13D as Exhibit 99.2).

           Agreement of Joint Filing among the                      99.4
           Reporting Persons (filed with Amendment No. 1).


           Power of Attorney, dated June 29, 1999 by K.             99.5
           Rupert Murdoch (filed with Amendment No. 1).

           Underwriting Agreement, dated December 2, 1999,          99.6
           by and among EchoStar, MCI, NAI and the Underwriters named in Schedule I thereto.

                              Page 14 of 50 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: December 9, 1999

                                   THE NEWS CORPORATION LIMITED



                                   By: /s/ Arthur M. Siskind
                                       -----------------------------
                                       Name: Arthur M. Siskind
                                       Title: Director

                              Page 15 of 50 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: December 9, 1999

                                   NEWS AMERICA INCORPORATED



                                   By: /s/ Arthur M. Siskind
                                       ----------------------------------------
                                       Name: Arthur M. Siskind
                                       Title: Senior Executive Vice President

                              Page 16 of 50 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: December 9, 1999



                                                    *
                                         ----------------------------
                                         K. Rupert Murdoch


* By: /s/ Arthur M. Siskind
      --------------------------
      Arthur M. Siskind
      Attorney-in-Fact

                              Page 17 of 50 Pages

Schedule 1 is hereby amended and restated to read in its entirety as follows:

                                                                      Schedule 1
                                                                      ----------

     Directors, Executive Officers and Controlling Persons of the Reporting Persons.

                                                                   Principal Business or
                                                                     Organization in
                                                                        Which Such
Name                      Principal Occupation and                     Employment is
----
                             Business Address                            Conducted
                             ----------------                            ---------
-----------------------------------------------------------------------------------------------
K. Rupert Murdoch        Chairman and Chief Executive of News          News Corporation
                         Corporation; Director of NPAL; Director
                         of News International plc; Director of
                         News Limited; Director of NAI; Director
                         of TVG Holdings, Inc. ("Holdings");
                         Director and Chairman of Satellite
                         Television Asian Region Limited ("STAR
                         TV"); Director and Chairman of British
                         Sky Broadcasting Group plc ("BSkyB");
                         Director, Chairman and Chief Executive
                         Officer of Fox Entertainment Group, Inc.;
                         Director of Fox Family Worldwide, Inc.
                         ("FFW"); Director of Philip Morris
                         Companies Inc.
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035

Geoffrey C. Bible        Non Executive Director of News                     Philip Morris
                         Corporation; Chairman and Chief
                         Executive Officer of Philip Morris
                         Companies Inc. ("Philip Morris");
                         Director of New York Stock Exchange,
                         Inc.
                         120 Park Avenue
                         New York, New York 10017

                              Page 18 of 50 pages

Chase Carey              Executive Director and Co-Chief                Fox Television
                         Operating Officer of News Corporation;
                         Director, President and Chief Operating
                         Officer of  NAI; Director and Co-Chief
                         Operating Officer of Fox Entertainment
                         Group, Inc.; Chairman and Chief
                         Executive Officer of Fox Television;
                         President and Chief Operating Officer of
                         Holdings; Director of STAR TV; Director
                         of FFW; Director of TV Guide, Inc.;
                         Director of Gateway, Inc.; Director of
                         Colgate University.
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035

Gareth C.C. Chang        Executive Director of News Corporation;            STAR TV
                         Executive Chairman of STAR TV;
                         Director of Apple Computers Inc.
                         8th Floor, One Harbourfront
                         18 Tak Fung Street
                         Hunghom, Kowloon, Hong Kong

Peter Chernin            Executive Director, President and Chief          News Corporation
                         Operating Officer of News Corporation;
                         Director, Chairman and Chief Executive
                         Officer of NAI ; Director, President and
                         Chief Operating Officer of Fox
                         Entertainment Group, Inc.; Chairman and
                         Chief Executive Officer of Holdings;
                         Director of TV Guide, Inc.; Director of
                         Tickets.com, Inc.; Director of E*TRADE
                         Group, Inc.
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035

Ken E. Cowley/1/         Non Executive Director of News                   News Corporation
                         Corporation; Executive Director of Ansett
                         Australia Holdings Limited; Director of
                         Commonwealth Bank of Australia.
                         2 Holt Street
                         Sydney, New South Wales 2010
                         Australia


____________________

/1/ Citizen of Australia

                              Page 19 of 50 Pages

David F. DeVoe           Executive Director, Senior Executive          News Corporation
                         Vice President and Chief Financial
                         Officer and Finance Director of News
                         Corporation; Director and Senior
                         Executive Vice President of NAI;
                         Director, Senior Executive Vice President
                         and Chief Financial Officer of Fox
                         Entertainment Group, Inc.; Director of
                         STAR TV; Director of BSkyB; Director
                         and Senior Executive Vice President of
                         Holdings.
                         1211 Avenue of the Americas
                         New York, New York 10036

Aatos Erkko/2/           Non Executive Director of News                     Sanoma
                         Corporation; Chairman of Sanoma
                         Corporation ("Sanoma"), a privately
                         owned media company in Finland.
                         P.O. Box 144
                         SF00101 Helsinki, Finland

Leslie Hinton            Director and Executive Vice President of      News Corporation
                         NPAL; Executive Chairman of News
                         International plc; Director of Press
                         Association Limited.
                         1 Virginia Street
                         London E1 9XN England

Andrew S.B. Knight/3/    Non Executive Director of News                News Corporation
                         Corporation
                         c/o News International plc
                         1 Virginia Street
                         London E1 9XN England

Peter Macourt            Director and President of NPAL; Deputy        News Corporation
                         Chief Executive Officer of News Limited.
                         2 Holt Street
                         Surry Hills, New South Wales 2010
                         Australia

_____________________

/2/ Citizen of Finland

/3/ Citizen of United Kingdom

                              Page 20 of 50 Pages

Lachlan K. Murdoch       Executive Director and Senior Executive       News Corporation
                         Vice President of News Corporation;
                         Chairman and Director of Queensland
                         Press Limited; Director, Chairman, and
                         Chief Executive of News Limited; Deputy
                         Chairman of STAR TV; Director of
                         Beijing PDN Xinren Information
                         Technology Company Ltd; Director of
                         FOXTEL Management Pty Ltd.;
                         2 Holt Street
                         Sydney, New South Wales 2010
                         Australia

Thomas J. Perkins        Non Executive Director of News                 Kleiner Perkins
                         Corporation; Senior Partner at Kleiner
                         Perkins Caufield & Byers ("Kleiner
                         Perkins"); Director of Compaq Computer
                         Corporation;
                         4 Embarcadero Center
                         Suite 3520
                         San Francisco, CA 94111

Bert C. Roberts, Jr.     Non Executive Director of News                       MCI
                         Corporation; Chairman of MCI
                         Worldcom, Inc. ("MCI");
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006

Stanley S. Shuman        Non Executive Director of News                Allen & Company
                         Corporation; Executive Vice President
                         and Managing Director of Allen &
                         Company Incorporated ("Allen &
                         Company"); Director of NAI; Director of
                         Bayou Steel Corporation;
                         711 Fifth Avenue
                         New York, New York 10176

                              Page 21 of 50 Pages

Arthur M. Siskind        Executive Director, Senior Executive          News Corporation
                         Vice President and Group General
                         Counsel of News Corporation; Director of
                         BSkyB; Director and Executive Vice
                         President of NAI; Director, Senior
                         Executive Vice President and General
                         Counsel of Fox Entertainment Group,
                         Inc.; Director of STAR TV; Director and
                         Senior Executive Vice President of
                         Holdings; 1211 Avenue of the Americas
                         New York, New York 10036

                              Page 22 of 50 Pages